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Electronically transmitted to the Securities and Exchange Commission on         , 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TCF FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	41-1591444
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

200 Lake Street East, Mailcode EX0-03-A
Wayzata, Minnesota 55391-1693
(612) 661-6500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Gregory J. Pulles
Vice Chairman, General Counsel, and Secretary
TCF Financial Corporation
200 Lake Street East, Mailcode EX0-03-F
Wayzata, Minnesota 55391-1693
(952) 475-7910
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Diane O. Stockman
Vice President and General Counsel for Corporate Affairs
TCF Financial Corporation
200 Lake Street East, Mailcode EX0-01-A
Wayzata, Minnesota 55391-1693
(952) 475-7054

Approximate date of commencement of proposed sale to the public:
As soon as practicable and from time to time after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

   If any of the securities being offered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. /x/

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / /

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee

Common Stock (par value $.01 per share) to be offered by Selling Stockholders(1)	37,259	$36.395(2)	$1,356,041.30	$339.00

(1)
Each share of the registrant's common stock includes one preferred share purchase right issued pursuant to that certain Stockholder Rights Agreement dated May 23, 1989, as renewed pursuant to a Rights Agreement dated May 12, 1999, by and between TCF Financial Corporation ("TCF") and BankBoston, N.A.
(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, such amount is based upon the average of the high and low prices of the registrant's Common Stock on February 26, 2001 (a date within five business days prior to the date of filing).

   The registrant amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

TCF FINANCIAL CORPORATION

37,259 Shares of Common Stock

    This Prospectus relates to the offer and sale of up to 37,259 shares of common stock, $.01 par value, of TCF Financial Corporation ("TCF" or "Company"), a Delaware corporation, that may be offered and sold from time to time by persons who are currently shareholders of TCF. The selling shareholders may offer their shares from time to time through or to brokers or dealers at market prices prevailing at the time of sale or in one or more negotiated transactions at prices acceptable to the selling shareholders. TCF will not receive any proceeds from the sale of shares by the selling shareholders. See "Plan of Distribution."

    TCF's common stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "TCB." The closing sale price on February 26, 2001, as reflected on the NYSE, was $36.72 per share.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 26, 2001

ABOUT TCF

    TCF, a Minnesota-based national financial holding company with $11.2 billion in assets at December 31, 2000, is the holding company of two federally chartered national banks, TCF National Bank headquartered in Minnesota, and TCF National Bank Colorado. The Company has 352 banking offices in Minnesota, Illinois, Michigan, Wisconsin, Colorado, and Indiana. Other affiliates provide leasing, mortgage banking, and annuity, insurance and mutual fund sales. TCF was organized as a Delaware corporation in 1987 to serve as a holding company for TCF National Bank which was itself originally formed in 1923 under the name of Twin City Federal.

    TCF National Bank is a retail bank providing convenient financial services through multiple channels to customers located primarily in the Midwest. TCF has developed products and services designed to meet the needs of all consumers, with a primary focus on middle- and lower-income individuals. The Company focuses on attracting and retaining customers through service and convenience, including branches that are open seven days a week and on most holidays, extensive full-service supermarket branch and automated teller machine ("ATM") networks, and telephone and internet banking. TCF's philosophy is to generate top-line revenue growth (net interest income and fees and other revenues) through business lines that emphasize higher yielding assets and lower interest-cost deposits. The Company's growth strategies include de novo branch expansion and the development of new products and services designed to build on its core businesses and expand into complementary products and services through emerging businesses and strategic initiatives.

    TCF's core businesses are comprised of traditional bank branches, ATMs, and commercial, consumer and mortgage lending. TCF emphasizes the "Totally Free" checking account as its anchor account, which provides opportunities to cross sell other account relationships and generate additional fee income. TCF's strategy is to originate high credit quality, primarily secured loans and earn profits through lower interest-cost deposits. Commercial loans are generally made on local properties or to local customers, and are virtually all secured. TCF's largest core lending business is its consumer home equity loan portfolio comprised of fixed- and variable-rate closed-end loans and lines of credit.

    TCF's emerging businesses and products are comprised of supermarket bank branches, including supermarket consumer lending, and leasing and equipment finance, debit cards, and Internet and college campus banking. TCF's most significant de novo strategy has been its supermarket branch expansion. The Company opened its first supermarket branch in 1988, and now has 213 supermarket branches, with more than $1 billion in deposits at December 31, 2000. TCF has the nation's fourth largest supermarket branch network. TCF entered the leasing business through its 1997 acquisition of Winthrop Resources Corporation ("Winthrop"), a leasing company that leases computers and other business-essential equipment to companies nationwide. The Company expanded its leasing operations in September 1999 through TCF Leasing, Inc. ("TCF Leasing"), a de novo general equipment leasing business with a focus on middle-market companies, truck and trailer leasing and financing and lease discounting. These businesses are among TCF's fastest growing operations. In November, 2000 TCF Leasing acquired First Commercial Capital Corp. ("First Commercial"). The Company's VISA debit card program has also grown significantly since its inception in 1996. TCF is the 16th largest VISA debit card issuer in the United States according to VISA, with over 1 million cards outstanding.

    TCF's strategic initiatives are businesses that complement the Company's core and emerging businesses. TCF's new products have been significant contributors to the growth in fees and other revenues generated by checking accounts and loan products. Currently, TCF's strategic initiatives include several new card products designed to provide additional convenience to deposit and loan customers and to further leverage its ATM network. The Company is also planning to launch a discount brokerage business and additional insurance products in 2001.

    The selling shareholders consist entirely of former shareholders of First Commercial (or their donees) who exchanged their shares of First Commercial for TCF common stock in connection with the acquisition of First Commercial by TCF. In connection with the acquisition, TCF agreed to file this Registration Statement on behalf of the selling shareholders.

    TCF's mailing address is 200 Lake Street East, Wayzata, Minnesota 55391-1693, and its phone number is (612) 661-6500.

USE OF PROCEEDS

    TCF is not selling any of the shares being offered by this prospectus and will not receive any proceeds from the sale of the shares offered by the selling shareholders.

SELLING SHAREHOLDERS

    Set forth below are the names of the selling shareholders, the number of shares of TCF common stock beneficially owned by each of them on the date hereof, the number of shares offered hereby and the percentage of common stock to be owned if all shares registered hereunder are sold by the selling shareholders. To management's knowledge, none of the selling shareholders has had within the past three years any material relationship with TCF except as set forth on the footnotes to the following table. The shares offered hereby shall be deemed to include shares offered by any pledgee, donee, transferee or other successor in interest of any of the selling shareholders listed below, provided that this prospectus is amended or supplemented if required by applicable law.

Name	Number of Shares Beneficially Owned	Number of Shares Offered Hereby	% Shares Owned After Offering
William S. Henak(1)	54,453	32,313	*
Carrie M. Fleming(2)	3,510	810	*
Sally A. Quam(2)	810	810	*
Community of The Cross Foundation, Inc.(3)	2,652	2,652	*
The Academy of Holy Angels(3)	337	337	*
The Southwest Metro Catholic High School dba Holy Family Catholic High School(3)	337	337	*

TOTAL	62,099	37,259

*
Less than 1%

(1)
Since November 3, 2000, Mr. Henak has been the General Manager of Administration for TCF Leasing, an indirect subsidiary of TCF. Prior to November 3, 2000, he occasionally acted as a broker or consultant for TCF Leasing. Mr. Henak's shares of TCF common stock covered by this Registration Statement were obtained in connection with TCF's acquisition of First Commercial, of which he was the primary shareholder.

(2)
Since November 3, 2000, Ms. Fleming and Ms. Quam have been employees of TCF Leasing. Their shares of TCF common stock covered by this Registration Statement were obtained in connection with TCF's acquisition of First Commercial, of which they were shareholders.

(3)
Donees of William S. Henak prior to the effective date of this Registration Statement.

PLAN OF DISTRIBUTION

    The selling shareholders may sell the shares of TCF common stock on the NYSE at prices and on terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. When used in this prospectus, "selling shareholder" includes donees and pledgees selling shares received from the named selling shareholder after the date of this prospectus. The selling shareholder will pay any brokerage commissions and similar expenses attributable to the sale of the shares. The TCF common stock may be sold in:

  •
  a block trade, where a broker or dealer will try to sell the TCF common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  transactions where a broker or dealer acts as principal and resells the TCF common stock for its account pursuant to this prospectus;

  •
  an exchange distribution in accordance with the rules of the NYSE; and

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchases.

    The TCF common stock may also be sold through short sales of shares, put or call option transactions, loans or pledges of the shares, hedging or similar transactions, or a combination of such methods. The selling shareholders may or may not involve brokers or dealers in any of these transactions. In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. The selling shareholders may, from time to time, authorize underwriters acting as their agent to offer and sell the TCF common stock upon such terms and conditions as shall be set forth in a prospectus supplement. Underwriters, brokers or dealers will receive commissions or discounts from the selling shareholders in amounts to be negotiated immediately prior to sale. Offers and sales may also be made directly by the selling shareholders, or other bona fide owner of the TCF common stock, so long as an applicable exemption from state broker-dealer registration requirements is available in the jurisdiction of sale. The selling shareholders, underwriters, brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with these sales, and any discounts and commissions received by them and any profit realized by them on the resale of the TCF common stock may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

    All or any portion of the shares of TCF common stock covered by this prospectus that qualify for sale under Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus.

    There is no assurance that the selling shareholders will offer for sale or sell any or all of the shares of TCF common stock covered by this prospectus.

SECURITIES AND EXCHANGE COMMISSION POSITION
ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

    The Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which the person is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, in any criminal proceeding, if such person had no reasonable cause to believe the person's conduct was unlawful, provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances. The Restated Certificate of Incorporation of TCF provides that TCF shall indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

    The Restated Certificate of Incorporation of TCF also provides that no director shall be liable to TCF or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to TCF or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction in which the director derived an improper personal benefit.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission ("SEC") such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

DESCRIPTION OF SECURITIES

    This description is a summary of the provisions of the Restated Certificate of Incorporation of TCF (a copy of which is incorporated by reference to Exhibit 3(a) of TCF Financial Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1999). All shares of TCF common stock are entitled to participate equally in dividends when, as and if declared by the Board of Directors of TCF. Each shareholder has one vote for each share of TCF common stock registered in the shareholder's name on the books of TCF. All shares of TCF common stock would rank equally on liquidation, and are fully paid and nonassessable. Holders of TCF common stock have no preemptive or conversion rights and there are no redemption or sinking fund rights applicable to TCF common stock.

    TCF common stock is also subject to a number of provisions in the Restated Certificate of Incorporation of TCF that are expected to have an anti-takeover impact and that are in effect now. These include "minimum price" (or "fair price") provisions designed to discourage non-negotiated two-step acquisitions; "super-majority" (eighty percent) shareholder approval requirements for certain amendments to the Restated Certificate of Incorporation of TCF and for any amendments to TCF's Bylaws; a substantial number of authorized (but unissued) shares of (i) common stock and (ii) preferred stock which may be issued with more than one vote, less than one vote, or one vote, per share; no right of shareholders to call special meetings; a classified Board of Directors with staggered terms of office; no cumulative voting for directors; and increased authority for certain directors in certain circumstances.

    Additional description of the TCF common stock is hereby incorporated by reference from TCF's Form S-3 Registration Statement as filed with the Securities and Exchange Commission on May 23, 1997.

INTERESTS OF NAMED EXPERTS AND COUNSEL

    The legal opinion provided in connection with this Registration Statement is from Diane O. Stockman, the General Counsel for Corporate Affairs for TCF and an employee of TCF National Bank. KPMG LLP is not affiliated with TCF but is being paid the fee set forth in this Registration Statement in consideration for its consent to incorporating financial statements herein.

WHERE YOU CAN FIND MORE INFORMATION

    TCF files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at "http://www.sec.gov."

    The SEC allows TCF to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that TCF files later with the SEC will automatically update and supersede this information. TCF incorporates by reference the documents listed below and any future filings (File No. 001-10253) we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  1.
  Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

  2.
  Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000; June 30, 2000; and September 30, 2000;

  3.
  Definitive Proxy Statement for the 2000 Annual Meeting of Shareholders, dated March 30, 2000;

  4.
  Current Report on Form 8-K dated March 8, 2000;

  5.
  Current Report on Form 8-K dated June 23, 2000;

  6.
  Current Report on Form 8-K dated November 3, 2000;

  7.
  Current Report on Form 8-K dated December 4, 2000;

  8.
  Current Report on Form 8-K dated February 1, 2001; and

  9.
  The description of TCF common stock which is incorporated by reference to TCF's Form S-3 Registration Statement as filed with the Securities and Exchange Commission on May 23, 1997.

    You may request a copy of these filings, at no cost, by writing or telephoning our General Counsel at the following address:

Gregory J. Pulles Vice Chairman, General Counsel, and Secretary TCF Financial Corporation 200 Lake Street East, Mailcode EX0-03-F Wayzata, Minnesota 55391-1693 (952) 475-7910

    This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide information other than that provided in this prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

    The following expenses will be paid by TCF in connection with the distribution of the shares registered hereby. The selling shareholders will pay any applicable broker's commissions and expenses as well as fees and disbursements of counsel and experts for the selling shareholders. All of such expenses, except for the SEC Registration Fee, are estimated.

SEC Registration Fee	$339
Legal Fees and Expenses	0
Accountants' Fees and Expenses	2,500
Printing Expenses	0
Miscellaneous	0

Total	$2,839

Item 15. Indemnification of Directors and Officers.

    The Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which the person is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, in any criminal proceeding, if such person had no reasonable cause to believe the person's conduct was unlawful, provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances. The Restated Certificate of Incorporation of TCF provides that TCF shall indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

    The Restated Certificate of Incorporation of TCF also provides that no director shall be liable to TCF or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to TCF or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction in which the director derived an improper personal benefit.

Item 16. Exhibits

    See Exhibit Index on page following signatures.

Item 17. Undertakings.

  (a)
  The undersigned Registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

  (i)
  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which,

        individually or in the aggregate, represents a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

      (iii)
      to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

    (2)
    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)
    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

  (c)
  The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wayzata, State of Minnesota, on the 2nd day of March, 2001.

TCF FINANCIAL CORPORATION
By:	* William A. Cooper, Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)
By:	/s/ DAVID M. STAUTZ David M. Stautz Senior Vice President, Controller and Assistant Treasurer (Principal Accounting Officer)

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

By:	* William A. Cooper, Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	* Thomas A. Cusick, Vice Chairman of the Board, Chief Operating Officer and Director
* Lynn A. Nagorske, President and Director
* William F. Bieber, Director	* John M. Eggemeyer, III, Director
* Robert E. Evans, Director	* Luella G. Goldberg, Director
* George G. Johnson, Director	* Thomas J. McGough, Director
* Richard F. McNamara, Director	* Gerald A. Schwalbach, Director
* Ralph Strangis, Director	* Rodney P. Burwell, Director
*By:	/s/ GREGORY J. PULLES Gregory J. Pulles Attorney in fact, pursuant to Power of Attorney attached as Exhibit 24.1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

EXHIBITS
to
Form S-3 Registration Statement

TCF Financial Corporation
(Exact name of Registrant as specified in its charter)

INDEX

Exhibit
3.1	Restated Certificate of Incorporation of TCF Financial Corporation as amended and restated through April 29, 1998 (incorporated by reference to Exhibit 3(a) of TCF Financial Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1999).
3.2
Restated Bylaws of TCF Financial Corporation as amended through October 25, 1999 (incorporated by reference to Exhibit 3(b) of TCF Financial Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1999).
5.1	Opinion and Consent of TCF Law Department.
23.1	Consent of KPMG LLP.
23.2	Consent of TCF Law Department (included in Exhibit 5.1).
24.1	Power of attorney.

QuickLinks

ABOUT TCF
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
SECURITIES AND EXCHANGE COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
DESCRIPTION OF SECURITIES
INTERESTS OF NAMED EXPERTS AND COUNSEL
WHERE YOU CAN FIND MORE INFORMATION
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBITS to Form S-3 Registration Statement